82-34762

05006507

Antena 3

Director of the Legal Department

RECEIVED
2005 MAR 10 A 11:01
OFFICE OF INTERNATIONAL CORPORATE FINANCE

DATE:10TH March 2005

TO: Mr. Paul Dudek **FAX:** 00 1 (202) 942 9624
Chief
Office of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street
Washington, D.C. 20549

FROM: Carmen Rodriguez **TEL:** (34) 91 623 06 17
Deputy Secretary of the Board of Directors **FAX:** (34) 91 623 09 25
Legal Department Director

SUPPL

RE: SIGNIFICANT EVENT
Number of pages including this one: 7

Dear Mr. Dudek:

In order to comply with the SEC procedures, please find attached a copy of significant event that has been filed before the Spanish National Securities Market Commission, in its English version, (*Comisión Nacional del Mercado de Valores* or "CNMV") on behalf of Antena 3 de Televisión.

Truly yours,

Carmen Rodríguez
Deputy Secretary of the Board of Directors and
Legal Department Director

PROCESSED
MAR 17 2005
THOMSON FINANCIAL

3/17

Avda. Isla Graciosa, nº 13
28700 San Sebastián de los Reyes
MADRID, SPAIN
Tel. (34) 91.623.07.08

Antena 3

Antena 3 de Televisión, S.A. and, in its name, Ms. Carmen Rodríguez, as Deputy Secretary of the Board of Directors, informs about the following

SIGNIFICANT EVENT

The Shareholders' Ordinary General Meeting of Antena 3 de Televisión, S.A., held today, 9th March, at 17:00 h. in first call, with the attendance of 339 shareholders, either present or represented, owners of 42.602.743 shares representing 76,684 % of the capital stock of the Company, approved all the proposals submitted by the Board of Directors to be discussed and resolved by such Shareholders' General Meeting, the full text of which is attached.

San Sebastián de los Reyes (Madrid), 9th March 2005.

Proposal related to point I of the Agenda: Review and approval of the annual accounts (annual report, balance sheet and profit and loss account) and the management report, both of ANTENA 3 DE TELEVISIÓN, S.A. and its consolidated group of companies, corresponding to the year closed as at 31st December 2004, as well as the corporate management during such year

To approve, as indicated in the legal documentation, the annual accounts (annual report, balance sheet and profit and loss account) and the management report of ANTENA 3 DE TELEVISIÓN, S.A. and its consolidated group of companies, corresponding to 2004, as formulated by the Board of Directors, and to approve the management of the Board of Directors of Antena 3 de Televisión, S.A. corresponding to fiscal year 2004.

Proposal related to point II of the Agenda: Allocation of 2004 results: distribution of dividends

To effect the distribution of 2004 profits as follows:

· Dividends (maximum amount to be distributed, corresponding to € 1.52 per share for all the shares into which the capital of the Company is divided)...................	84,445,000 €
· Voluntary reserves (minimum amount)..........	18,414,000 €
· Total..	102,859,000 €

To delegate the necessary powers in favour of the Board of Directors, with special faculties of delegation in any of its members and in the Secretary and Deputy Secretary of the Board of Directors, so that any of them, indistinctly, carries out the necessary formalities to execute this resolution.

Proposal related to point III of the Agenda: Ratification of the Directors appointed by the Board of Directors through the cooptation system since the last General Meeting.

To ratify in his office as Nominee Director, at the proposal of the shareholder Kort Geding S.L., for the statutory term of five years from his appointment, Mr. José Miguel Abad Silvestre, shareholder of the Company, unanimously appointed through cooptation by the Board itself in the meeting held on 23rd November 2004, to fill the vacancy caused by the resignation of the also Nominee Director Mr. Ramón Mas Sumalla on the same date.

Proposal related to point IV of the Agenda: Amendment of the nominal value of the shares and, consequently, Article 5 of the Corporate Bye-laws

To approve the split of the nominal value of all the shares of the Company, which currently is of EURO THREE (3), at a ratio of 4:1, thereby resulting a nominal value of EURO SEVENTY FIVE CENTS (0.75) per share, simultaneously multiplying the number of shares by four, and without changes in the figure of the capital stock.
By virtue of the above, the number of shares into which the capital stock is currently divided, FIFTY FIVE MILLION FIVE HUNDRED AND FIFTY SIX THOUSAND (55,556,000) shares of a nominal value of euro three (3) each, will now be TWO HUNDRED AND TWENTY TWO MILLION TWO HUNDRED AND TWENTY FOUR THOUSAND (222,224,000) shares with a nominal value of euro SEVENTY FIVE CENTS (0.75) each, all of the same class and series, registered and represented by book entries.
Consequently, it has been agreed to amend article 5 of the Corporate Bye-laws, which will now read as follows:

Article 5.- Capital stock

The Capital Stock amounts to euro ONE HUNDRED AND SIXTY SIX MILLION SIX HUNDRED AND SIXTY EIGHT THOUSAND (EURO 166,668,000), and is represented by a single series of 222,224,000 shares, with a nominal value of EURO SEVENTY FIVE CENTS (0.75) each, registered, fully subscribed and paid up. The shares will be represented by book entries.

Finally, it was agreed to delegate the necessary powers in favour of the Board of Directors, with special faculties of delegation in any of its members and in the Secretary and Deputy Secretary of the Board of Directors, so that any of them, indistinctly, carries out the necessary formalities to execute this resolution, including, without limitation:

* To decide the effective dates for the amendment of the nominal value of the shares and the subsequent amendment of the Bye-laws, subject only to the condition that such date falls after the payment of dividends, in the case that such payment is approved by this General Meeting.

* To carry out any formalities necessary to execute this resolution, including those required for the admission of the new shares to listing, before the Sociedad de Gestión de los Sistemas de Registro, Compensación y Liquidación de Valores, S.A. and its participating companies, the Comisión Nacional del Mercado de Valores, the Mercantile Registry and any other public or private body, and

* To grant any public or private documents deemed necessary or appropriate (including those related to constructions, clarifications, rectifications of errors and cure of defects), as well as the insertion of legal ads for the relevant fulfilment of this requisite.

Proposal related to point V of the Agenda: Incorporation of a Foundation

To incorporate a Foundation for the following purposes:

1. To contribute to the improvement and enrichment of the relationship between minors and TV so that this medium becomes a communications tool at the service of their personal and civic development.
2. To foster the establishment of free residences especially conceived to attend the needs of relatives who accompany ill minors whose medical treatment calls for long periods of hospitalisation.
3. To promote ethical values and principles that contribute to protect children and teenagers and to their education as citizens.
4. To encourage and facilitate the training and qualification of professionals involved in such activities.

The Board of Directors will determine the initial economic endowment to the Foundation, as well as the amount that the Company will allocate to the Foundation, on an annual basis, which will not exceed 0.7% of the consolidated profit before tax for the previous year, as stated in the annual accounts approved by the Ordinary General Meeting.
To delegate the necessary powers in favour of the Board of Directors, with special faculties of delegation in any of its members and in the Secretary and Deputy Secretary of the Board of Directors, so that any of them, indistinctly, carries out the necessary formalities to execute this resolution.

Proposal related to point VI of the Agenda: Authorisation for the derivative acquisition of treasury shares, either directly or through companies of the group, and authorisation, if appropriate, to apply the treasury shares portfolio to cover the relevant remunerations under the variable remuneration and fidelisation triennial plan for the managerial staff of Grupo Antena 3, approved by the Ordinary General Meeting held on 12th May 2004

To authorise the Company so that, either directly or through any of its affiliates, it may acquire shares of Antena 3 de Televisión, S.A., through any legal means, as well as, subsequently, to dispose of or redeem them in accordance with Art. 75 and other related ones of the Joint Stock Companies' Act.
The conditions for the acquisition of treasury shares will be as follows:

- ✓ That the nominal value of the shares acquired, adding those already in the possession of Antena 3 de Televisión, S.A. and its affiliates, should not exceed five per cent of the Capital Stock.
- ✓ That a non-available reserve, equivalent to the amount of the treasury shares recorded in the assets side of the balance sheet, can be established in the liabilities side of the balance sheet of the Company. This reserve will be maintained until such time the shares are disposed of or redeemed.

- ✓ That the shares acquired are fully paid up.
- ✓ That the acquisition price is not lower than the nominal value or higher than 5 per cent of the average quotation price during the month before the purchase, and the acquisition operation must comply with rules and practices of the Stock Exchange markets.

It is expressly authorised that the shares acquired by the Company or its affiliates as a result of this authorisation can be allocated, wholly or partially, to the managerial staff or administrators of Antena 3 de Televisión, S.A. or of the companies of its group, in application of the variable remuneration and fidelization triennial plan for the managerial staff of Grupo Antena 3 approved by the Ordinary General Meeting held on 12th May 2004, expressly stating the object of this authorisation for the purposes of Art. 75, paragraph 1, of the Joint Stock Companies' Act.

The Board of Directors is broadly empowered to use the authorisation that is the subject matter of this resolution and to complete, execute and develop it, with faculties to delegate such powers, as considered appropriate, in favour of the Executive Committee, the Chief Executive Officer or any other person expressly empowered by the Board to that effect.

This authorisation will have a term of 18 months from the date of the holding of this General Meeting, and the one granted to the Board of Directors by the Shareholders' Ordinary General Meeting held on 12th May 2004 is hereby revoked.

Proposal related to point VII of the Agenda: Appointment of the Auditors of Antena 3 de Televisión, S.A. and its consolidated group of companies

To re-elect Deloitte, S.L., in accordance with the provisions of Art. 204 of the Joint Stock Companies' Act and Art. 153 of the Regulations of the Mercantile Registry, as auditors to verify the annual accounts of Antena 3 de Televisión, S.A. and its consolidated group of companies, for a term of one year, i.e., for this year 2005.

Proposal related to point VIII of the Agenda: Delegation of powers to execute, construe, cure and enforce the resolutions approved by the Shareholders' General Meeting, to delegate the powers granted by the Meeting to the Board of Directors, and to grant powers to convert such resolutions into a public deed.

To jointly and severally empower the Chief Executive Officer, the Non-Director Secretary of the Board of Directors and the Deputy Non-Director Secretary so that any of them, indistinctly, may carry out any appropriate formalities in connection with the execution of the resolutions approved by this General Meeting, in order to register them with the Mercantile Registry and any other registries, especially including, among other faculties, to appear before a Notary Public to grant the deeds and certificates deemed

necessary or convenient to that effect, to request the partial registration and to execute any other public or private document necessary for the registration of the resolutions, including ratification, construction, cure, clarification or rectification deeds.